Mail Stop 3010

July 16, 2009

Mr. Richard Szymanski
Chief Financial Officer
Morgans Hotel Group Co.
475 Tenth Avenue
New York, NY 10018

> **Re: Morgans Hotel Group Co.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **File No. 1-33738**

Dear Mr. Szymanski:

We have read your supplemental response letter dated July 7, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 6. Selected Financial Information

1.   We note your response to our prior comment 1 and we reissue the comment in part. Please revise future filings to provide all of the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to Adjusted EBITDA. Specifically, please provide clear and thorough disclosure explaining the manner in which management uses the non-GAAP measure to conduct or evaluate its business, including how you use Adjusted EBITDA to measure operating performance and

cash flow of your hotels before investing and financing activities; the economic substance behind management's decision to use such a measure; and the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors. In addition, please provide your future disclosures in your response.

2.   You state in your response to our prior comment 1 that the losses on asset disposals relate to assets abandoned in conjunction with non-recurring major renovation projects. Please tell us how you determined these charges were non-recurring and how you determined the appropriateness of including these costs as a reconciling item in your calculation of Adjusted EBITDA, as we note you recorded losses on asset disposals in the prior two years. Refer to Item 10(e) of Regulation S-K and Question 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

3.   You state in your response to our prior comment 1 that the majority of the development costs relate to the write-off of abandoned development projects and that you believe that the majority of these charges will not recur in future periods. Please describe for us any material development costs that were not related to the write-off of abandoned development projects, and tell us whether you believe any material development costs are reasonably likely to recur within a near-term finite period.

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Please respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief